*AB
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PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019834

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. Lombard Street, 17th Floor
(No. and Street)

Baltimore	Maryland	21202-3243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews, Chief Financial Officer (443)-478-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. Padonia Road, Ste 600	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

MY COMMISSION EXPIRES 12-4-2014

Joyce G. Miller

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

(SEC I.D. No. 8-65530)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC Document

Signal Hill

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENT:	
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO THE STATEMENT OF FINANCIAL CONDITION	3 - 9

Signal Hill

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC ("SHCG"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SHCG's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 15, 2011

SIGNAL HILL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	9,945,200
Restricted cash and deposits		750,812
Receivables, net		2,328,883
Other investments		396,748
Due from related parties		3,091,669
Prepaid expenses and other assets		201,353
Property and equipment, net		354,959
TOTAL ASSETS	$	17,069,624

LIABILITIES AND EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	2,032,392
Deferred liabilities		535,463
Total liabilities		2,567,855
EQUITY		14,501,769
TOTAL LIABILITIES AND EQUITY	$	17,069,624

See independent auditor's report and notes to the Statement of Financial Condition.

Signal Hill

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is a broker-dealer registered with the SEC and is a member of FINRA, providing investment banking services, institutional brokerage and equity research for small and mid-cap growth companies and their investors, with particular expertise in Technology, Media, Telecommunications, Education, Business and Healthcare Services and Insurance. SHCG is headquartered in Baltimore, Maryland and has offices in Boston, Nashville and San Francisco.

Method of Accounting

The statement of financial condition is prepared on the accrual basis of accounting.

Cash and Cash Equivalents

SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Restricted Cash and Deposits

SHCG maintains a certificate of deposit as security for the lease of its headquarters, and has cash on deposit with its clearing broker. The certificate of deposit bears interest at .65% and matures in September 2011, with penalties for early withdrawal.

Investment Banking Revenue

Investment banking revenue consists primarily of success fees from mergers and acquisitions and other advisory assignments which are generally earned and recognized only upon successful completion of engagements. Investment banking revenue also includes underwriting and private placement agency fees earned through SHCG's participation in public offerings and private placements. Underwriting revenue includes management fees, selling concessions, and underwriting fees, and are recorded net of estimated syndicate expenses on the trade date, which is typically the day of pricing an initial public offering.

During the year ended December 31, 2010, 30% of investment banking revenues were earned from two clients.

During the year ended December 31, 2010, 56% of investment banking revenues were earned in two sectors.

Signal Hill

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking Fees Receivable
Investment banking fees receivable include amounts due arising from SHCG's investment banking and advisory engagements.

The carrying amount of investment banking fees receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2010, 52% of investment banking fees receivable were due from one client.

Receivable From Clearing Broker
SHCG clears customer transactions through another broker-dealer on a fully-disclosed basis. The amount receivable from the clearing broker relates to the amount on deposit and the commissions related to customer transactions. SHCG has indemnified the clearing broker for any losses as a result of customer nonperformance.

Other Investments
The other investments, one of which is a related party, are recorded under the provisions of the Investment Topic of the FASB Accounting Standards Codification at cost less any impairments in the value that are not temporary in nature. As of December 31, 2010, there were no such impairments.

Depreciation
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of Lease

Income Taxes
SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Reclassifications
Certain amounts in 2009 have been reclassified to conform with the 2010 presentation. Such reclassifications had no effect on previously reported net income.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE B. RECEIVABLES, net

At December 31, receivables consist of the following:

	2010
Investment banking fees receivable	$ 2,005,083
Receivable from clearing broker	326,497
Brokerage receivables	45,660
Less: allowance for doubtful accounts	48,357
Receivables, net	$ 2,328,883

NOTE C. OTHER INVESTMENTS

Other investments are recorded at cost, which are evaluated annually for other-than-temporary impairments.

The following table reflects the costs, gross unrealized gains and losses and fair values of other investments held at December 31, 2010:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other investments	$ 396,748	n/a	n/a	n/a

NOTE D. PREPAID EXPENSES AND OTHER ASSETS

At December 31, prepaid expenses and other assets consist of the following:

		2010
Prepaid expenses	$	124,867
Security deposits		56,062
Note receivable		16,424
Employee loans and advances		4,000
Prepaid expenses and other assets	$	201,353

NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, 2010 property and equipment consist of the following:

		2010
Computer and office equipment	$	469,673
Furniture and fixtures		182,402
Leasehold improvements		169,340
		821,415
Less: accumulated depreciation		466,456
Property and equipment, net	$	354,959

Depreciation expense was $123,095 for the year ended December 31, 2010.

NOTE F. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, accounts payable and accrued expenses consist of the following:

		2010
Accounts payable - trade	$	472,889
Accrued compensation		1,559,503
Accounts payable and accrued expenses	$	2,032,392

NOTE G. DEFERRED LIABILITIES

At December 31, deferred liabilities consist of the following:

		2010
Deferred rent	$	262,963
Deferred revenue		272,500
Deferred Liabilities	$	535,463

NOTE H. EQUITY

SHCG is authorized to issue 1,000 units. As of December 31, 2010, all 1,000 units were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG. Each member's liability is limited to the amount of capital invested in SHCG.

SHCG shall distribute on or before April 1st of each year to each member the excess, if any, of the Member's Aggregate Tax Liability over the aggregate amounts previously distributed to such Member for all prior and current fiscal years (the Tax Distribution).

Except as disclosed above, SHCG is not obligated to make any periodic distributions to members. The amount and timing of any distributions are at the discretion of the Board of Directors.

NOTE I. COMMITMENTS

Operating Leases and Subscriptions

SHCG sub-leases its headquarters in Baltimore, Maryland and also leases its San Francisco, Boston and Nashville offices. The terms of the lease agreements expire between October 2011 and December 2014. Monthly payments range between $1,498 and $35,036. SHCG is liable for common area maintenance charges on each lease. Rental expense related to these agreements for the year ended December 31, 2010 was $ 446,439.

SHCG has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between July 2011 and November 2015. Monthly payments range between $470 and $3,000. Rental and subscription expense related to these agreements for the years ended December 31, 2010 was $306,288.

Signal Hill

NOTE I. COMMITMENTS (Continued)

Operating Leases and Subscriptions (Continued)
Future minimum rental commitments are as follows:

December 31, 2011	$	774,281
2012		650,060
2013		515,864
2014		429,969
2015		5,157
	$	2,375,331

Investment Commitment
SHCG invested in a related party LLC and has committed to invest a total of up to $1,000,000 in the partnership. The commitment is callable at the request of the manager of the LLC. As of December 31, 2010, the remaining commitment is $855,000. (See Note G).

NOTE J. RELATED PARTY TRANSACTIONS

During 2010, SHCG made various loans to, and received various repayments from, the related holding company and a related sister company. This monies due are on demand and do not accrue interest. The total amount of the loans at December 31, 2010 was $3,091,669.

SHCG held an investment in SH Capital Investors I, LLC (the "Fund") at December 31, 2010, a total amount of $161,547 which is included in other investments. The Fund is deemed to be a related party to SHCG. (See Note F)

NOTE K. RETIREMENT PLAN

SHCG maintains a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions. SHCG, at its discretion, can also make Profit Sharing Contributions.

NOTE L. NET CAPITAL REQUIREMENT

SHCG is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. At December 31, 2010, SHCG had net capital of $7,979,172 or $7,646,672 in excess of its required net capital of $332,500 and the percentage of aggregate indebtedness to net capital was 32%.

Signal Hill

NOTE M. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

SHCG is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, SHCG is not required to prepare a determination of reserve requirement and SHCG is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

NOTE N. SUBSEQUENT EVENTS

In preparing this statement of financial condition, management of SHCG has evaluated events and transactions subsequent to December 31, 2010 through February 15, 2011, the date this statement of financial condition was available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition.